Schering AG and Organon join forces in male contraception

Berlin, November 21, 2002 - Schering AG, Berlin (FSE: SCH, NYSE: SHR) and Organon announced today that they will join forces in a new collaboration to develop hormone fertility control for men, the so-called male pill, for the EU and US market.

The collaboration has already begun with the design of a phase II multicenter trial.

The challenge for both companies is to develop a method which is not only reliable and reversible but also acceptable to users.

"The possibility of a hormonal fertility control for men will add to the choice of contraceptives available to couples. We are optimistic to fill this gap in the future," said Professor Werner-Karl Raff, Head of Schering AG's Fertility Control&Hormone Therapy business area.

"The collaboration between Organon and Schering offers a firm basis for the challenges still to be undertaken in the development of an effective and safe male contraceptive," said Dr Driek Vergouwen, Executive Vice-President Research & Development of Organon International Inc.

Large scale studies (phase III) to investigate long term efficacy and safety will be started when the current (phase II) programme is satisfactorily completed. Both companies estimate that a final product would be available in 5-7 years.

End


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication Schering AG:
Business: Dr. Friedrich von Heyl, Tel.: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Astrid Forster, Tel.: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Kim Schillace, Tel:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng